Exhibit 1:

June 16, 2010

The Board of Directors
c/o David Johst
General Counsel
Charles River Laboratories International, Inc.
255 Ballardvale Street
Wilmington, MA 01887

Ladies and Gentlemen:

Neuberger Berman LLC and Neuberger Berman Management LLC (collectively “Neuberger Berman”), in their capacity as investment advisors on behalf of their clients own approximately 6.26 percent of the outstanding common stock of Charles River Laboratories International, Inc. (“CRL”). After much reflection and careful analysis, we have come to the conclusion that the proposed merger transaction with WuXi PharmaTech (Cayman) Inc. (“WuXi”) is not in the best interests of stockholders.

Neuberger Berman has been a patient long term stockholder of CRL, waiting for a reasonable return on the investment made on behalf of our clients. After a difficult 2009 in which CRL saw its profitability decline, we believed that 2010 would be an inflection point for CRL, as the result of increased earnings and free cash flow generation. Instead of enjoying the benefit of an earnings recovery and accompanying growth in cash flow, stockholders are being asked to approve an acquisition at a multiple of 16 times projected 2011 EBITDA, which has been described as transformational. Without belaboring the point and put simply, the very rich price being paid for WuXi allows for no margin of error. In our opinion, the proposed transaction with WuXi represents an unacceptable elevation of financial and operational risks to CRL, and therefore, our investment.

Historically, Neuberger Berman has deferred to the business judgment of the Board of Directors of CRL and its financial advisors in determining the appropriate risks stockholders should bear. However, given CRL’s experience with the acquisition of Inveresk Research, we are perplexed that the Board would approve such a large and expensive acquisition. The Inveresk transaction was also billed as transformational, promising to accelerate the growth and size of available markets to the company. Instead, the transaction resulted in a $700 MM write-off with growth and consistent profitability remaining elusive in the company’s pre-clinical operations.

CRL’s management needs to demonstrate that its current assets can generate returns well in excess of its cost of capital before being allowed to spend $1.6B of capital. We firmly believe that that the CRL’s shares are significantly undervalued and that a bright future lies ahead for the core businesses of CRL. In our view, a free cash flow financed share repurchase program would demonstrate confidence in CRL’s current asset base and be an excellent use of capital.

We recognize that our opinion may not be shared by the Board or other constituencies; however, the proposed acquisition will in effect be a referendum on management’s capital allocation strategy, and as such should only be done with the approval of a majority of stockholders. We would caution the Board not to endorse any revision to the proposed WuXi transaction that bypasses the need for a stockholder vote.  Such a maneuver could only result in a further impairment of CRL’s value and would amount to nothing more than a blatant affront and disenfranchisement of your stockholders.

Respectfully,

Neuberger Berman LLC
Neuberger Berman Management LLC